Contact: Sheila Davis - PR/IR Mgr. - 641-585-6803 - sdavis@winnebagoind.com

WINNEBAGO INDUSTRIES REPORTS RESULTS FOR
FIRST QUARTER FISCAL 2012

FOREST CITY, IOWA, December 15, 2011 - Winnebago Industries, Inc. (NYSE:WGO), one of the leading United States (U.S.) recreation vehicle manufacturers, today reported financial results for the Company's first quarter of fiscal year 2012.

Revenues for the first quarter of Fiscal 2012 ended November 26, 2011 were $131.8 million, an increase of 6.6 percent, versus $123.7 million for the first quarter of Fiscal 2011. Included within consolidated revenues was $10.1 million associated with towable products. The Company reported an operating profit of $627,000 for the quarter, versus $4.9 million for the first quarter of Fiscal 2011. Net income for the first quarter was $1.0 million versus $3.8 million for the first quarter of Fiscal 2011. On a diluted per share basis, the Company had net income of $0.04 for the first quarter of Fiscal 2012 versus $0.13 for the first quarter of Fiscal 2011.

The first quarter was negatively impacted by lower motor home deliveries, as well as lower plant utilization due to shortened work weeks, and positively impacted by an increased average selling price due to a shift of mix within the higher-priced Class A products.

"While we are disappointed that wholesale shipments within the RV industry are fairly flat with shipments in calendar 2010, we have seen overall market share improvement, driven by our growth in the Class A diesel market segment," said Winnebago Industries' CEO and President Randy Potts. According to Statistical Surveys, Inc., the retail reporting service for the RV industry, Winnebago Industries' combined market share for U.S. Class A and C motor homes was 18.8% calendar year to date through October, compared to 18.4% for the same period in 2010.

"We were pleased with traffic and dealer interest in our products at the National RV Trade Show in Louisville, KY, which was held November 29 through December 1, 2011," continued Potts. "The Winnebago Industries display featured our Winnebago, Itasca and Era motor homes, as well as our Winnebago and SunnyBrook brand towables. We had a number of new 2012 floorplans on display, including the spacious new Class A diesel Winnebago Journey and Itasca Meridian 42E tag-axle models that made their debut at the show. Our Towables display was also very busy with many dealers viewing the new and/or redesigned Winnebago and SunnyBrook products for the first time."

Conference Call
Winnebago Industries, Inc. will conduct a conference call in conjunction with this release at 9 a.m. Central Time today, Thursday, December 15, 2011. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://www.winnebagoind.com/investor.html. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries
Winnebago Industries, Inc., The Most Recognized Name In Motor Homes®, is a leading U.S. manufacturer of recreation vehicles used primarily in leisure travel and outdoor recreation activities. The Company builds quality motor homes, travel trailers and fifth wheel products under the Winnebago, Itasca, Era and SunnyBrook brand names, as well as the Winnebago Industries Transit bus. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since the award's inception in 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://www.winnebagoind.com/investor.html.

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Winnebago Industries, Inc.
Unaudited Consolidated Statements of Operations
(In thousands, except percent and per share data)

	Quarter Ended			
	November 26, 2011		November 27, 2010	
Net revenues	$ 131,837	100.0 %	$ 123,711	100.0 %
Cost of goods sold	123,341	93.6 %	112,512	90.9 %
Gross profit	8,496	6.4 %	11,199	9.1 %
Operating expenses:				
Selling	4,162	3.2 %	3,267	2.6 %
General and administrative	3,707	3.0 %	3,651	3.0 %
Gain on sale of asset held for sale	—	— %	(644)	(0.5)%
Total operating expenses	7,869	6.0 %	6,274	5.1 %
Operating income	627	0.5 %	4,925	4.0 %
Non-operating income	257	0.2 %	152	0.1 %
Income before income taxes	884	0.7 %	5,077	4.1 %
(Benefit) provision for taxes	(151)	(0.1)%	1,291	1.0 %
Net income	$ 1,035	0.8 %	$ 3,786	3.1 %
Income per common share:				
Basic	$ 0.04		$ 0.13	
Diluted	$ 0.04		$ 0.13	
Weighted average common shares outstanding:				
Basic	29,138		29,112	
Diluted	29,212		29,115	

Winnebago Industries, Inc.
Unaudited Consolidated Balance Sheets
(In thousands)

	November 26, 2011		August 27, 2011	
ASSETS				
Current assets:				
Cash and cash equivalents	$	71,299	$	69,307
Short-term investments		250		—
Receivables, net		14,670		19,981
Inventories		65,190		69,165
Prepaid expenses and other assets		5,003		4,227
Income taxes receivable		913		1,525
Deferred income taxes		1,613		649
Total current assets		158,938		164,854
Property, plant, and equipment, net		21,930		22,589
Assets held for sale		600		600
Long-term investments		9,753		10,627
Investment in life insurance		23,434		23,669
Goodwill		1,228		1,228
Amortizable intangible assets		700		720
Other assets		15,054		15,640
Total assets	$	231,637	$	239,927
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	15,580	$	21,610
Income taxes payable		115		104
Accrued expenses		27,267		29,604
Total current liabilities		42,962		51,318
Long-term liabilities:				
Unrecognized tax benefits		5,213		5,387
Postretirement health care and deferred compensation benefits, net of current portion		74,074		74,492
Total long-term liabilities		79,287		79,879
Stockholders' equity		109,388		108,730
Total liabilities and stockholders' equity	$	231,637	$	239,927

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended	
	November 26, 2011	November 27, 2010
Operating activities:		
Net income	$ 1,035	$ 3,786
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,311	1,430
LIFO expense	328	364
Stock-based compensation	177	80
Deferred income taxes including valuation allowance	(677)	291
Postretirement benefit income and deferred compensation expenses	294	345
Provision for doubtful accounts	10	17
Increase in cash surrender value of life insurance policies	(256)	(324)
Loss (gain) on sale or disposal of property	6	(693)
Gain on life insurance	(195)	—
Other	16	29
Change in assets and liabilities:		
Inventories	3,647	(2,011)
Receivables and prepaid assets	4,525	2,246
Income taxes and unrecognized tax benefits	495	974
Accounts payable and accrued expenses	(8,597)	(3,435)
Postretirement and deferred compensation benefits	(959)	(926)
Net cash provided by operating activities	1,160	2,173
Investing activities:		
Proceeds from the sale of investments, at par	500	1,200
Proceeds from life insurance	643	—
Purchases of property and equipment	(456)	(667)
Proceeds from the sale of property	—	3,769
Other	112	24
Net cash provided by investing activities	799	4,326
Financing activities:		
Payments for purchase of common stock	—	(89)
Other	33	64
Net cash provided by (used in) financing activities	33	(25)
Net increase in cash and cash equivalents	1,992	6,474
Cash and cash equivalents at beginning of period	69,307	74,691
Cash and cash equivalents at end of period	$ 71,299	$ 81,165
Supplemental cash flow disclosure:		
Income taxes paid	$ 31	$ 25

Winnebago Industries, Inc.
Unaudited Deliveries

(In units)	Quarter Ended					
	November 26, 2011	Product Mix %	November 27, 2010	Product Mix %	(Decrease) Increase	% Change
Class A gas	381	36.6%	389	34.9%	(8)	(2.1)%
Class A diesel	232	22.3%	270	24.2%	(38)	(14.1)%
Total Class A	613	58.9%	659	59.1%	(46)	(7.0)%
Class B	79	7.6%	1	0.1%	78	NMF
Class C	348	33.5%	455	40.8%	(107)	(23.5)%
Total motor homes	1,040	100.0%	1,115	100.0%	(75)	(6.7)%
Fifth wheel	168	38.6%				
Travel trailer	267	61.4%				
Total towables	435	100.0%				

Winnebago Industries, Inc.
Unaudited Backlog

(In units)	As Of					
	November 26, 2011		November 27, 2010		(Decrease) Increase	% Change
Class A gas	213	34.5%	254	36.4%	(41)	(16.1)%
Class A diesel	172	27.8%	201	28.8%	(29)	(14.4)%
Total Class A	385	62.3%	455	65.2%	(70)	(15.4)%
Class B	47	7.6%	—	—%	47	100.0%
Class C	186	30.1%	243	34.8%	(57)	(23.5)%
Total motor home backlog[1]	618	100.0%	698	100.0%	(80)	(11.5)%
Fifth wheel	180	39.1%				
Travel trailer	280	60.9%				
Total towable backlog[1]	460	100.0%				
Approximate backlog revenue in thousands						
Motor homes	$ 70,546		$ 75,454		$ (4,908)	(6.5)%
Towables	$ 10,381					

(1) We include in our backlog all accepted purchase orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Winnebago Industries, Inc.
Unaudited Dealer Inventory

(In units)	As Of			
	November 26, 2011	November 27, 2010	(Decrease)	% Change
Motor homes	1,945	2,066	(121)	(5.9)%
Towables	1,146	—		